Jefferies LLC 520 Madison Avenue New York, New York 10022	Evercore Group L.L.C. 55 East 52nd Street New York, New York 10055	Piper Sandler & Co. U.S. Bancorp Center 800 Nicollet Mall Minneapolis, Minnesota 55402

September 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncorus, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-248757

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 425 copies of the Preliminary Prospectus included in the above-referenced Registration Statement on Form S-1 were distributed during the period September 28, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Oncorus, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on October 1, 2020, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

By:	EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director

By:	PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

[Signature Page to Acceleration Request Letter]